ATLATSA ANNOUNCES RESULTS FOR THE QUARTER

AND NINE MONTHS ENDED SEPTEMBER 30, 2013

  Bokoni Mine achieves a positive EBITDA of $10.4 million and starts to generate cash from operations
  Q3 PGM production increases by 23%
  Significant improvements in development to increase Bokoni mining footprint
  Open cast mine achieves steady state production target in September 2013
  Financial Restructure Plan nears completion

November 14, 2013. Atlatsa Resources Corporation (Atlatsa or the Company) (TSXV: ATL; NYSE MKT: ATL; JSE: ATL) announces its operating and financial results for the three and nine months ended September 30, 2013. This release should be read together with the Company’s financial statements and Management Discussion & Analysis filed on www.atlatsaresources.co.za and www.sedar.com. Currency values are presented in South African Rand (ZAR), Canadian Dollars ($) and United States Dollars (US$).

Commenting on the results Atlatsa’s Chief Executive Officer, Harold Motaung, said, “Whilst Bokoni Mine delivered another positive quarterly operational performance, with much improved development at our two key ramp up projects, together with the commissioning of our open cast mine to steady state, it is with deep regret that the quarter was also marred by the loss of three members of our work force. The board and management of Atlatsa would like to express our deepest condolences to the bereaved families. Our focus at Bokoni remains to continue to improve our operational performance, whilst maintaining the high safety standards we have set for ourselves.”

*PGM means platinum group metals (4E), comprising platinum, palladium, rhodium and gold.

For further information:
On behalf of Atlatsa Resources	Russell and Associates	Macquarie First South Capital
Joel Kesler, Chief Commercial Officer	Charmane Russell	Annerie Britz
Office: +27 11 779 6800	Office: +27 11 880 3924	Office: +27 11 583 2000
Mobile: +27 82 454 5556	Mobile: +27 82 372 5816

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. The NYSE Amex has neither approved nor disapproved the contents of this press release.

Summary of operational and financial performance

Operating results		Q3 2013	Q3 2012	% Change Yr-on-Yr	Q2 2013	% Change Q-on-Q
Tonnes milled	T	436,785	324,727	34.5	361,071	21.0
Recovered grade milled	g/t PGM	3.50**	3.84	(8.8)	3.72**	(5.7)
PGM oz produced	Oz	47,611	38,819	22.7	42,901	3.5
UG2 mined to total underground output	%	32.4	36.8	(12)	31.8	1.8
Primary development	M	3,407	2,342	45.5	2,465	38.2
Capital expenditure	$m	12.5	14.2	(12.3)	13.2	(5.2)
Operating cost/tonne milled	ZAR/t	1,105	1,145	3.5	1,158	4.5
Operating cost/PGM oz	ZAR/PGM oz	10,140	9,577	(5.9)	9,743	(4.1)
Lost-time injury frequency rate (LTIFR)	Per 200,000 hours worked	0.31	1.05	70.5	0.16	(93.8)
Total permanent labour (mine operations)	Number	3,698	3,587	3.1	3,565	3.7
Total contractors (mine operations)	Number	2,085	1,880	10.9	1,717	21.4

Financial results Expressed in Canadian Dollars (000’s)	Q3 2013	Q3 2012	% Change	Q2 2013	Variance % Q-on-Q
Revenue	54,165	43,936	23.3	48,427	11.9
Cash operating costs***	49,244	43,707	(12.7)	44,405	10.9
Cash operating profit/(loss)	4,921	229	>100	4,022	22.4
Operating margin	9.1%	1%	>100	8.3%	9.6
(Loss)/ Profit after tax	(15,455)	49,795	(>100)	(13,255)	16.6
Non-controlling interest	(2,576)	(17,754)	(85.5)	(3,964)	(35.0)
(Loss)/Profit attributable to Atlatsa shareholders	(12,880)	67,549	(>100)	(9,291)	38.6
Basic and diluted (loss)/profit per share	(0.03)	0.16	(>100)	(0.02)	50.0

**	Includes lower-grade open cast material.
***	Cash operating costs represent all on mine production and processing costs, excluding depreciation charges.

Safety

Notwithstanding Bokoni’s LTIFR improving by 70.5% when compared to Q3 2012, this quarter was marked by a disappointing safety performance for the Company.

Having achieved two million fatality free shifts after 15 months of continuous operations, the quarter was marred by three fatal accidents which occurred in separate incidents on August 6, August 28 and September 21. The fatalities resulted from two fall-of-ground accidents and one rigging-related accident.

Management at Bokoni has engaged extensively with its work force and the DMR’s Safety Division in an effort to help prevent similar accidents occurring in the future.

Operational results

Q3 2013 represented a key quarter for entrenching Bokoni’s new operational strategy, as part of the Company’s Restructure Plan announced in March 2013.

In terms of the new operational plan, Bokoni will place significant focus on its underground mine development by increasing the mining footprint at its key Brakfontein Merensky and Middelpunt Hill (MPH) UG2 operations, which remain in ramp-up phase through to 2018. During this ramp-up phase underground mine production will be supplemented with ore generated from the Merensky open cast mine to meet installed concentrator processing capacity of 160,000 tpm.

Key operational features for the quarter were as follows:

  a significant improvement in primary development, which increased by 1,000 m (46%) year-on- year. Mining footprints were expanded at both the Brakfontein Merensky and MPH UG2 shaft operations, where shaft decline development has now extended below 7 level (450m below surface) at Brakfontein and 2 level (300m below surface) at MPH;

  tonnes milled increased by 35% year-on-year. Underground tonnes milled improved by 13%, with the balance of the improvement comprising additional ore production from open cast operations;

  recovered grade decreased to 3.5 g/t as a result of dilution from the lower grade opencast ore. Ore grades from underground operations remained constant over the period;

  production of PGM oz improved by 23% year-on-year. Operational focus remains on improving Bokoni’s ounces produced/tonnes milled ratio by ensuring that both the open cast and underground operations deliver on grade targets and maintain concentrator recoveries at targeted levels (90% Merensky underground, 87% UG2 underground and 70% Merensky open cast); and

  the Merensky open cast mine achieved a steady state target of 40,000 tpm in September 2013.

Financial results

Revenue

The Company’s revenue increased materially when measured on a quarterly and nine month comparative basis. These increases are attributable to much improved production and sales volumes, together with an improved ZAR PGM revenue basket price achieved during the periods under review, impacted largely by the weakening of the ZAR relative to the US$.

The ZAR PGM basket price achieved for Q3 2013 was 19.9% higher year-on-year at ZAR11,620 when compared to ZAR9,688 for Q3 2012. The US$ PGM basket price decreased by 0.8% year-on-year to US$1,163 compared to US$1,172 in Q3 2012.

Operating costs

Unit operating costs remained relatively flat year-on-year, notwithstanding provisions made during the financial quarter for annual wage increases, a 12% increase in power utility charges and a 25% increase in working cost development charges associated with a 46% year-on-year increase in primary development at Bokoni’s ramp up operations.

ZAR per tonne milled unit costs decreased by 3.5% year-on-year from ZAR 1,145/t to ZAR 1,105/t as a result of increased throughput from both underground and open cast operations.

ZAR per PGM ounce unit costs increased by 5.9% to ZAR 10,140/ PGM oz from ZAR 9,577/ PGM oz in the comparative period of 2012.

Capital

Total capital expenditure for Q3 2013 was $12.5 million, compared to $14.2 million for Q3 2012.

Earnings and profitability

  The Company recognised a fair value gain of $5.4 million during the quarter, compared to $107.6 million in Q3 2012, arising from implementation of phase one of the Restructure Plan, which took place on September 28, 2012.

  Bokoni Mine’s earnings before interest, tax, depreciation and amortization (EBITDA) improved significantly year-on-year, with Bokoni achieving a positive EBITDA of $10.4 million for Q3 2013, compared to a negative EBITDA of $3.3 million in Q3 2012.

  Pending final implementation of the Restructure Plan the Company continues to incur significant finance charges (Q3 2013: $15.1 million) on its historical debt outstanding to Anglo American Platinum. This expense contributed materially towards the Company’s loss for the quarter of $15.5 million, with a basic and diluted loss per share of $0.03.

  The Company generated cash from operations of $7.4 million in Q3 2013, compared to cash utilised from operations of $10.8 million in Q3 2012. This movement was partially attributable to changes in working capital. Notwithstanding these working capital changes, cash generated from operations improved to $2 million, reflecting a better operational performance at Bokoni.

  As at September 30, 2013 the Company had unrestricted cash and equivalents of $20.5 million.

Restructure Plan

On March 27, 2013, the Company announced that it had entered into a Restructure Plan with Anglo American Platinum, which will have a material positive impact on the Company’s operational and financial outlook going forward (Restructure Plan).

During Q2 2013 the Company’s shareholders approved the Restructure Plan in an Extraordinary General Meeting of Shareholders held on June 28, 2013.

During Q3 2013 the following conditions for implementation of the Restructure Plan were met:

  in terms of Section 102 of the South African Mineral and Petroleum Resources Development Act no. 28 of 2002 (MPRDA), the Department of Mineral Resources (DMR) gave its consent for the sub-division and transfer of mineral properties at the Ga-Phasha project area between Atlatsa and Anglo American Platinum;

  the South African Competition Authorities granted unconditional approval for implementation of the Restructure Plan;

  the DMR granted its consent in terms of Section 11 of the MPRDA for the sale and transfer of mineral rights relating to the Boikgantsho Platinum project from Atlatsa to Anglo American Platinum;

  the Exchange Control division of the South African Reserve Bank granted the necessary approvals for the Company to implement the Restructure Plan; and

  the DMR renewed prospecting rights relating to the Boikgantsho Platinum project, situated on the Northern Limb of the Bushveld Igneous Complex, adjacent to Anglo American Platinum’s Mogalakwena Mine operations.

The implementation of the Restructure Plan remains subject to the fulfilment or, where appropriate, waiver of the following conditions precedent:

  all of the agreements constituting the Restructure Plan becoming unconditional; and

  outstanding execution of new mining rights and approvals required from the DMR relating to certain financial security being registered over mining rights.

For additional information on the Restructure Plan, refer to the press releases of Atlatsa dated between February 2, 2012 and October 31, 2013 all of which are available on SEDAR at www.sedar.com and the Company’s website www.atlatsaresources.co.za.

Accounting Policies and Going Concern

The FY 2012 financial statements are prepared on the basis of accounting policies applicable to a going concern. The Restructure Plan described above was successfully approved by Atlatsa shareholders on June 28, 2013, but remains subject to fulfilment or waiver of certain conditions precedent.

The audit report included in the Company's Annual Report on Form 20-F (20-F) contained an opinion from its independent registered public accounting firm, KPMG Inc., which included a "going concern" explanatory paragraph. The Company discusses this matter in Note 2 to the annual financial statements for the year ended December 31, 2012, filed on March 28, 2013 on www.sedar.com, on the Company’s website and in its 20-F. Shareholders should refer to the Q3 2013 MD&A and condensed consolidated interim financial statements (note 2) for an update of the Company as a going concern, which applies to the Company as of the date of this release.

Note on conference call

Atlatsa will not be holding a conference call or presentation to accompany these results. The Company will resume detailed shareholder communications in due course after completion of its Restructure Plan.

Queries:

On behalf of Atlatsa
Joel Kesler
Chief Commercial Officer
Office: +27 11 779 6800
Mobile: +27 82 454 5556

Russell and Associates
Charmane Russell / Pam Wolstenholme
Office: +27 11 880 3924
Mobile: +27 82 372 5816 / +27 82 827 6387

Macquarie First South Capital (Pty) Ltd
Annerie Britz
Office: +27 11 583 2000

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. The NYSE MKT has neither approved nor disapproved the contents of this press release.

Cautionary and forward-looking information

This document contains “forward-looking statements” that were based on Atlatsa’s expectations, estimates and projections as of the dates as of which those statements were made, including statements relating to the Bokoni Group Revised restructure Plan and anticipated financial or operational performance. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Atlatsa believes that such forward-looking statements are based on material factors and reasonable assumptions, including the following assumptions: the Bokoni Mine operating plan will continue to be implemented as expected and will achieve improvements in production and operational efficiencies as anticipated; the Revised Restructure Plan will be implemented in a timely manner; the Ga-Phasha, Boikgantsho, Kwanda and Platreef Projects exploration results will continue to be positive; contracted parties provide goods and/or services on the agreed timeframes; equipment necessary for construction and development is available as scheduled and does not incur unforeseen breakdowns; no material labour slowdowns or strikes are incurred; plant and equipment functions as specified; geological or financial parameters do not necessitate future mine plan changes; and no geological or technical problems occur.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

uncertainties related to the completion of the Bokoni Group Revised Restructure Plan in a timely manner, if at all;
uncertainties related to the continued implementation of the Bokoni Mine operating plan and open cast mining operations;
uncertainties related to the timing of the implementation of the Bokoni Mine deferred expansion plans;
uncertainties and costs related to the Company’s exploration and development activities, such as those associated with determining whether mineral resources or reserves exist on a property;
uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;
uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;
operating and technical difficulties in connection with mining development activities;
uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;

uncertainties related to unexpected judicial or regulatory proceedings;
changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to:
mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;
expected effective future tax rates in jurisdictions in which our operations are located;
the protection of the health and safety of mine workers; and
mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);

changes in general economic conditions, the financial markets and in the demand and market price for gold, copper and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;

unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);

changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining including processing and stock piling ore;

geopolitical uncertainty and political and economic instability in countries which we operate; and

labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Atlatsa, investors should review the Company’s Annual Report disclosed in the Form 20-F for the year ended December 31, 2012 filed at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov and other disclosure documents that are available at www.sedar.com.